Exhibit 1

24 June 2024

British American Tobacco p.l.c. (the “Company”)

Closed Period Share Repurchase Programme

Further to the share buyback programme announcement on 18 March 2024, the Company announces that it has entered into an irrevocable, non-discretionary agreement with, UBS AG London Branch (“UBS”), to purchase shares during the closed period commencing on 24 June and ending on 24 July 2024, the day prior to the release of its half year results.

UBS will make its trading decisions in relation to the Company’s securities independently of, and uninfluenced by, the Company.

The purpose of the Programme is to reduce the share capital of the Company. The shares repurchased will be cancelled.

Any purchases will be undertaken within certain pre-set parameters, and in accordance with both the Company’s general authority to repurchase shares granted by its shareholders at the Company’s 2024 AGM, the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (2016/1052), in each case as such legislation forms part of domestic law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (as amended) and Chapter 12 of the Financial Conduct Authority’s Listing Rules.

The maximum price which may be paid for a Share is an amount (exclusive of expenses) equal to the higher of:

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105 per cent of the average market value of a Share as derived from the LSE’s Daily Official List for the five business days immediately preceding the day on which the Share is purchased, in accordance with Listing Rule 12.4.1 of the Listing Rules published pursuant to Part 6 of the Financial Services and Markets Act 2000 (“FSMA”) (the “Listing Rules”); and

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the higher of (i) the price of the last independent trade and (ii) the highest current independent purchase bid on the trading venue where the purchase is carried out, including when the shares are traded on different trading venues, in accordance with Article 3(2) of the UK Safe Harbour Regulation.

The Company confirms that it currently has no unpublished inside information.

Enquiries:

British American Tobacco Press Media Centre

+44 (0) 20 7845 2888 (24 hours) | @BATplc

Investor Relations

Victoria Buxton: +44 (0)20 7845 2012 | IR_team@bat.com